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[On Hunton & Williams LLP letterhead]

December 12, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20548
Attention: Pamela A. Long, Esq.
                   Assistant Director
                   Division of Corporation Finance

Cornell Companies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 13, 2006
File No. 1-14472

Dear Ms. Long:

        As counsel to Cornell Companies, Inc., a Delaware Corporation (the "Company"), we are transmitting herewith for filing pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company's first amendment (the "First Amendment") to the Preliminary Proxy Statement on Schedule 14A (File No. 1-14472) originally filed with the Securities and Exchange Commission (the "Commission") on November 13, 2006, together with exhibits thereto (the "Preliminary Proxy"), along with the Company's response to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Commission contained in its letter, dated December 6, 2006, to Mr. James E. Hyman, Chief Executive Officer of the Company. The First Amendment has been marked to reflect changes made to the Preliminary Proxy. Such changes have been made in response to the Staff's comments.

        Set forth below are the responses of the Company to the comments of the Staff. For ease of reference, each Staff comment has been reproduced in its entirety in italics, numbered to correspond with the paragraph numbers assigned in the Staff's letter, and is followed by the corresponding response of the Company. All references below to specific paragraphs, pages and captioned sections are to the First Amendment.

Pre14A

General

1.
We note that the merger is not subject to a financing condition. Where financing is not assured, you should provide the information required by Item 14(c)(1) of Schedule 14A, including audited financial statements of the acquisition vehicle, Cornell Holding Corp. See Instruction 2 to Item 14 of Schedule 14A.

  Response

  We thank the Staff for discussing this comment with us during our telephone conference on December 8, 2006. We note that, in lieu of the disclosure requested by the comment above, the Company has revised the disclosure on pages 1, 2, 3, 15, 46 and 47.

2.
A summary term sheet beginning on the first or second page of the document is required by Item 1001 of Regulation M-A. See Item 14(b)(1) of Schedule 14A. If you intend for the summary section to serve as the term sheet, move it forward to begin on the first or second page of the document.

  Response

  In response to the Staff's comment, the Company has revised and re-ordered the Summary and Q&A sections.

3.
You repeat information in the summary section and the questions and answers about the special meeting and the merger or Q&A section. The Q&A should not repeat information that appears in the summary and vice versa. For purposes of eliminating redundancies and grouping together like information, view the summary and Q&A as one section. For example, discuss procedural questions such as voting and appraisal procedures specific to the merger in the Q&A, and place disclosure of the substantive aspects of the merger in the summary.

  Response

  In response to the Staff's comment, the Company has revised the Summary and Q&A sections.

4.
We note that provisions of the merger agreement filed as appendix A contemplate the filing of a Schedule 13E-3. Tell us what consideration you have given to whether the parties in this transaction are affiliates, as contemplated by Rule 13e-3, such that a Schedule 13E-3 is required to be filed.

  Response

  The Company acknowledges that the merger agreement filed as Appendix A contemplates in certain provisions the possibility that a Schedule 13E-3 would be filed in connection with the transactions contemplated thereby. The Company has determined that the parties to the transaction are not affiliates as contemplated by Rule 13e-3 because no party to the merger agreement "directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with"(1) the Company. Although Rule 13e-3 does not define the term "control," Rule 12b-2, which applies generally to the Exchange Act, provides that "control means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."(2)

  Neither Cornell Holding Corp., CCI Acquisition Corp., The Veritas Capital Fund III, L.P. nor any of their affiliates own any equity securities of the Company. Further, none of those entities holds or exercises any management control, including, without limitation, through the nomination of the Company's directors, the appointment of the Company's officers, the existence of any management contracts or otherwise.

  The Company confirms to the Staff that, at the time that the merger agreement was entered into, and continuing through the date hereof, no member of the Company's management has entered into any agreement, arrangement or understanding with Cornell Holding Corp. or any of its affiliates that implicates the factors weighed by the Commission in determining whether a Schedule 13E-3 filing obligation exists in a "management continuity" context.(3) Therefore, the parties determined that a Schedule 13E-3 filing obligation did not arise, either through an affiliate relationship or through the continuity of management, and determined to proceed with the filing of a Schedule 14A.

(1)
Rule 13e-3(a)(1).

(2)
Rule 12b-2.

(3)
See Manual of Publicly Available Telephone Interpretations, Section P, Item 3.

Questions and Answers about the Merger, page 1

5.
Refer to the sixth Q&A on page 2. Delete the words "In general" in the third sentence because the words may imply that stockholders cannot rely on the disclosure. Please revise also the second full paragraph's second sentence on page 32. Delete also the word "generally" under material federal income tax consequences to United States holders on page 10 and the word "general" in the first paragraph's first sentence under material federal income tax consequences to United States holders on page 32 for the same reason.

  Response

  In response to the Staff's comment, the Company has revised the disclosure on pages 6 and 34. The first instance appeared in a section of the Q&A that has been deleted in response to Comment No. 3.

Summary, page 4

6.
Include a brief description of the risks of engaging in the transaction. Include more detailed disclosure in the subsection on pages 23-24 discussing the board's reasons for recommending the merger.

  Response

  In response to the Staff's comment, the Company has added the requested disclosure on page 2 and revised the disclosure on pages 25 and 26.

7.
Include a brief description of the merger related litigation. We note the disclosure on page 38.

  Response

  In response to the Staff's comment, the Company has added the requested disclosure on page 6.

Voting by Proxy; Revocability of Proxy, page 12

8.
Under a discrete caption or heading, explain briefly that stockholders are being asked to vote on an adjournment of the special meeting, including to solicit additional votes in favor of the merger transaction and that a separate box on the proxy card is being provided for this purpose. We note the disclosure in the last paragraph on page 13 that carries over to page 14.

  Response

  In response to the Staff's comment, the Company has added the requested disclosure on page 11.

Background of the Merger, page 16

9.
Throughout this subsection, identify the members of senior management who participated in the various meetings leading up to the proposal to engage in this transaction.

  Response

  In response to the Staff's comment, the Company has revised the disclosure on pages 15, 16, 19 and 21.

10.
In the fifth paragraph on page 16, identify the legal counsel whom the special committee engaged.

  Response

  In response to the Staff's comment, the Company has revised the disclosure on page 16.

11.
In the last paragraph on page 16 that carries over to page 17, identify Cornell's regular outside counsel.

  Response

  In response to the Staff's comment, the Company has revised the disclosure on page 16.

12.
In the first full paragraph on page 17, identify members of the governance committee who met on December 2, 2005 and also Cornell's general counsel. Explain how they determined that the composition of the special committee was proper, with reference to Mr. Thomas R. Hudson, Jr.'s and Mr. Zachary R. George's employment by Pirate as well as the fact that Mr. George reports to Mr. Hudson at Pirate. Discuss whether the governance committee considered whether Mr. Hudson or Mr. George would have a conflict of interest in making an objective evaluation and recommendation of the transaction, given their relationship to one another and to Pirate.

  Response

  In response to the Staff's comment, the Company has revised the disclosure on page 17.

13.
In the third full paragraph on page 17, explain briefly what the rumored "Criminal Alien Requirement VI RFP" was and what impact the board thought that it might have on Cornell's business and strategic alternatives.

  Response

  In response to the Staff's comment, the Company has revised the disclosure on page 17.

14.
In the fourth full paragraph on page 18, state the number of potential strategic buyers that signed a confidentiality agreement.

  Response

  In response to the Staff's comment, the Company has revised the disclosure on page 18.

15.
Disclosure about the August 2 meeting indicates that the special committee determined to recommend the transaction with Bidder X, notwithstanding that Bidder Z, a strategic buyer, proposed a range of $16 to $20 that exceeded both Bidder X's bid and the current offer by Veritas. Disclose why the special committee did not follow up with Bidder Z. We assume that it is because Bidder Z did not comply with the bidding guidelines. If that is the case, disclose what consideration, if any, was given to extending the due diligence period for the strategic buyers.

  Response

  In response to the Staff's comment, the Company has revised the disclosure on pages 19 through 21.

16.
In the fourth paragraph on page 20, identify counsel retained for this transaction.

  Response

  In response to the Staff's comment, the Company has revised the disclosure on page 21.

Reasons for the Merger; Recommendation of the Special Committee and Cornell's Board of Directors, page 21

17.
Elaborate on each of the bullet points on pages 21-23 as necessary for investors to understand how consideration of the listed factors impacted the special committee's determination. For example, you state in the second and third bullet points on page 21 that the special committee believed that the merger was more favorable to Cornell's stockholders than the alternatives of pursuing other strategic initiatives and the alternative of remaining a stand-alone, independent company. How did each of the listed alternatives inform the special committee's determination? Review and revise, as necessary, the factors listed in the bullet points on pages 35-36 with this comment in mind.

  Response

  In response to the Staff's comment, the Company has revised the disclosure on pages 22 through 25.

18.
If settlement of the merger related litigation is a condition to Cornell's obligation to complete the merger, discuss what consideration, if any, the special committee and the board gave to the risk that the litigation would not be settled in a timely manner, thus delaying or preventing the transaction from closing.

  Response

  In response to the Staff's comment, the Company has revised the disclosure on page 53 to clarify that the merger related litigation is not the "certain litigation" that was referenced in the Preliminary Proxy, and instead describe with more particularity the so-called Gutierrez litigation that was referenced. The Company advises the Staff supplementally that the only litigation existing at the time that the merger agreement was entered into that was a condition to the completion of the merger was the Gutierrez litigation. As the merger related litigation did not exist at the time the merger agreement was entered into, neither the special committee nor the board considered the risk of non-settlement of that litigation.

19.
We note that at July 31 both of the financial bidders, who were given more time to conduct due diligence and formulate their approach to the transaction, were able to comply with the requirements to provide a single price and provide merger agreement comments. Neither of the strategic buyers, who were given less time to conduct due diligence, complied with these requirements. Discuss under "Recommendation of the Special Committee and Cornell's Board of Directors" what consideration the committee and board gave to the possibility that a higher price might have been negotiated with Bidder Z, who offered a $l6 to $20 range, but for its failure to comply with the bidding guidelines. We note the shorter period of time Cornell afforded to the strategic buyers to conduct their due diligence.

  Response

  In response to the Staff's comment, the Company has revised the disclosure on page 23.

20.
Disclosure in the first full paragraph on page 24 states that Cornell's board of directors considered a variety of business, financial, and market factors in reaching its determination. Elaborate as necessary for investors to understand how the various business, financial, and market factors impacted the board's determinations. For example, the fourth bullet point on page 21 includes a laundry list of items such as Cornell's business and financial condition, free cash flow attributes debt capital structure, competitive position, business strategy, strategic options and prospects. Expand the disclosure to include a meaningful discussion and analysis of how those items impacted the board's determinations.

  Response

  In response to the Staff's comment, the Company has revised the disclosure on pages 22 through 26.

21.
Disclosure in the first full paragraph on page 24 states that Cornell's board of directors considered each of the factors considered by the special committee. Absent additional disclosure, it is unclear how the board considered each of the factors. Elaborate as necessary for investors to understand how the board's consideration of the listed factors impacted its determinations. For example, how did the alternatives referenced in the second and third bullet points on page 21 inform the board's determination?

  Response

  In response to the Staff's comment, the Company has revised the disclosure on pages 25 and 26.

Opinion of Cornell's Financial Advisor, page 24

22.
Expand the disclosure to state that Rothschild consents to the use of its opinion and the related disclosure in this proxy statement. Similarly, revise the opinion attached as appendix C to remove the provision that "This opinion may not be disclosed publicly in any manner without our prior written approval and must be treated as confidential," and include instead a clear statement that Rothschild consents to the use of its opinion and the related disclosure in the proxy statement.

  Response

  In response to the Staff's comment, the Company has revised the disclosure on page 27, and Rothschild has agreed to revise its opinion as requested, as shown in the revised appendix C.

23.
Disclose compensation paid or to be paid to Rothschild and any of its affiliates for any other services to Cornell or any affiliates in the most recent two years. Alternatively, confirm to us that there was none. See Item 14 of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

  Response

  Rothschild has confirmed to the Company that no compensation has been paid, or is to be paid, to Rothschild or any of its affiliates for any other services provided to the Company or any of its affiliates in the most recent two years.

24.
Provide us two copies of any outlines, summaries, reports, or board books prepared and furnished by Rothschild to Cornell's board of directors.

  Response

  In response to the Staff's comment, the Company has requested that Rothschild provide all of the requested materials to the Staff supplementally as soon as practicable, and Rothschild has agreed to do so.

Selected Public Companies Analysis, page 28

25.
The adult public companies table on page 28 includes a (4) without an accompanying footnote. Similarly, the adult public companies table on page 29 includes (5) and (1) without accompanying footnotes. Please revise.

  Response

  In response to the Staff's comment, the Company has revised the disclosure on pages 30 and 31.

MCF Consideration, page 31

26.
Explain the meaning of the abbreviation "MCF."

  Response

  In response to the Staff's comment, the Company has revised the disclosure on page 33.

27.
Include appropriate quantitative data in support of the statement that Rothschild noted the implied transaction multiples that Veritas is paying for Cornell are higher if MCF is theoretically treated on an off-balance sheet basis as opposed to the current consolidated GAAP accounting treatment.

  Response

  In response to the Staff's comment, the Company has revised the disclosure on page 33.

Leveraged Buy-Out Analysis, page 31

28.
Include appropriate quantitative data from the LBO analysis in support of the statement that the per share merger consideration of $18.25 was above the midpoint of the implied share prices that resulted from the LBO analysis.

  Response

  In response to the Staff's comment, the Company has revised the disclosure on pages 33 and 34.

Equity Compensation Awards, page 33

29.
We note that you aggregate information relating to the interests of the directors as a group. Please revise to present information relating to the interests of each of the directors and executive officers individually throughout the proxy statement.

  Response

  In response to the Staff's comment, the Company has revised the disclosure on page 36.

Arrangements with Mr. Nieser, page 34

30.
Disclosure states that assuming the merger is completed on January 31, 2006 and Mr. John R. Nieser is terminated immediately, he would be entitled to receive $551,834 under the terms of his employment/separation agreement. Disclose also what Mr. Nieser would be entitled to receive if he is terminated under the scenario outlined in the third bullet point.

  Response

  In response to the Staff's comment, the Company has revised the disclosure on page 37.

Appraisal Rights, page 35

31.
Revise the second sentence to clarify that the discussion includes the material provisions of the law pertaining to appraisal rights under the Delaware General Corporation Law.

  Response

  In response to the Staff's comment, the Company has revised the disclosure on page 38.

Merger Related Litigation, page 38

32.
As appropriate, continue to update the disclosure of any merger related litigation.

  Response

  In response to the Staff's comment, the Company has revised the disclosure on page 41. The Company advises the Staff supplementally that it will continue to update the disclosure of any merger related litigation.

Representations and Warranties, page 41

33.
Notwithstanding the disclaimers relating to the representations and warranties in the second paragraph, Cornell is responsible for considering whether additional specific disclosures in the proxy statement are required to put into context information about the representations and warranties so that the information in the proxy statement is not misleading. We note particularly the disclosures relating to exceptions and qualifications in the fourth full paragraph on page 41 and in the second paragraph on page 42. Please confirm your understanding.

  Response

  In response to the Staff's comment, the Company confirms its understanding but, after further consideration and consultation with outside legal counsel, does not believe that any additional disclosure is required in response to this comment.

Merger Financing; Source of Funds, page 43

34.
Disclose the amount of funds necessary to complete the transaction that will come from new credit facilities and the amount that will come from equity contributions. Identify the lender for the new credit facilities. For the equity contributions, disclose the amount that will come from Veritas and the amount that will come from "co-investors," and disclose who the co-investors are.

  Response

  In response to the Staff's comment, the Company has revised the disclosure on pages 3, 46 and 47.

Conditions to the Merger, page 49

35.
In the second to last bullet point, you state that it is a condition to Cornell Holding's obligation to complete the merger that you will have entered into a stipulation of settlement for "a certain litigation matter." Elaborate on what this litigation matter is. If you are referring to the merger related litigation described on page 38, you may include a cross reference to that discussion and amend the discussion to clarify that a stipulation of settlement in that case is a condition to closing.

  Response

  In response to the Staff's comment, the Company has revised the disclosure on page 53. The Company also refers you to its response to Comment No. 18.

Where You Can Obtain Additional Information, page 57

36.
Include the Commission's filing number for filings made by Cornell under the Exchange Act.

  Response

  In response to the Staff's comment, the Company has added the requested disclosure on page 61.

Form of Proxy

37.
Revise the form of proxy to identify it clearly as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

  Response

  In response to the Staff's comment, the Company has revised the form of proxy as requested.

Exhibit 2.1

38.
File a list to identify briefly the contents of all omitted schedules or similar supplements to the agreement and plan of merger. See Item 601 (b)(2) of Regulation S-K.

  Response

  Please refer to the Company's Current Report on Form 8-K/A, filed on the date hereof, which includes a list of all omitted schedules or similar supplements to the Agreement and Plan of Merger, dated as of October 6, 2006, as amended, by and among Cornell Companies, Inc., The Veritas Capital Fund III, L.P., Cornell Holding Corp., and CCI Acquisition Corp.

***

The Company acknowledges that:

  •
  The Company is responsible for the adequacy and accuracy of the disclosures in the filings.

  •
  The Company's comments or changes to the disclosures in response to the Staff's comments do not foreclose the Commission from taking any action on the filings.

  •
  The Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities law.

        Please direct any further questions or comments you may have regarding this filing to the undersigned at (214) 979-3038.

Sincerely,
/s/ Curtis G. Carlson Curtis G. Carlson
Enclosure

cc: James E. Hyman
      Benjamin E. Erwin
      Andrew M. Johnson, Esq.
      Benjamin M. Polk, Esq.

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Cornell Companies, Inc. Preliminary Proxy Statement on Schedule 14A Filed November 13, 2006 File No. 1-14472
Pre14A